Exhibit (a)(1)(F)

Date:	March 20, 2003
Subject:	Employee Stock Option Exchange Program

Team:

Yesterday Apple’s Board of Directors approved a voluntary Employee Stock Option Exchange program which will allow you to exchange stock options you hold with exercise prices at or above $25.00 for a lesser number of options at fair market value. If you elect to participate, your current options will be cancelled on April 18, and your new options will be granted six months and a day later with an exercise price equal to the fair market value of Apple stock on the new grant date.

The number of new options you will receive depends on the exercise price of the old options you exchange. Each new option will vest annually over two years, with 50 percent vesting on the first anniversary of the new grant date and the remaining 50 percent vesting on the second anniversary.

Apple is working with Mellon Investor Services to administer the Program and a Mellon Web site is available for eligible employees to make their elections. If you are eligible to participate, you will receive an email with your Personal Identification Number (PIN) to access your stock option information. The Web site contains information regarding exchange ratios, outstanding option grants and instructions on how to elect to exchange your eligible options.

On another note, I’m sure you’ve heard that former Vice President Al Gore joined Apple’s Board of Directors. I’ve known Al for several years and he is going to be a terrific Director for Apple. He helped run the largest organization in the world—the United States government—over several decades as a Congressman, Senator and our 45th Vice President and has deep interests in technology, science and the environment. Al has served as a Senior Advisor to Google during the past two years, so this brings him out our way several times a year (he lives in Nashville, TN). He is an avid Mac user and does his own video editing in Final Cut Pro. We are very excited and honored that he has chosen Apple as his first private sector board to serve on.

Steve